Exhibit 21.1

American Software, Inc. Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
American Software Research and Development Corporation	Georgia
American Software U.K., Ltd.	United Kingdom
American Software USA, Inc.	Georgia
ASI Properties, Inc.	Georgia
Logility, Inc.	Georgia
New Generation Computing, Inc.	Florida
The Proven Method, Inc.	Georgia
Demand Management, Inc.	Georgia
Optiant, Inc.	Georgia